st.george

RECEIVED
2004 SEP 20 P 12: 25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

10 September 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

04036973

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC"):

- New St.George Chairman and Directors
- St.George Announces Crusade Global Trust No. 2 of 2004
- Crusade Global Trust No. 2 of 2004 Priced

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

9/20

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

st.george

news release

30 August 2004
RE060804

New St.George Chairman and Directors

St.George Bank today announced it has appointed Mr. John Thame, who is currently on the Board, as Deputy Chairman and that he will become its new Chairman at the end of the year. He will replace Mr. Frank Conroy who announced in May 2004 that he will be retiring on December 17, 2004.

The Bank has also invited both Mr. Terry Davis and Mr. Richard England to join the Board. Mr. England will join the Board in September 2004 and Mr. Davis in December 2004.

The vacancies have arisen as a result of the retirement of Mr. John Mallick, the former Deputy Chairman, in 2003 and the impending retirement of Mr. Conroy. These appointments will bring the total number of Board members to nine. It is not expected that there will be any further changes to the Board.

Mr. Conroy commented "This announcement today finalises all outstanding positions and establishes a clear transition for the new Chairman, who takes over the role at the conclusion of the Bank's Annual General Meeting on 17 December 2004".

"The appointment of Mr. Thame to Chairman is a very sensible choice given his substantial experience on the Board and as former Managing Director of Advance Bank and wide experience in the financial services industry. It will provide on-going stability and consistency for the Group. Further, the appointments of Mr. Davis and Mr. England bring additional skills and experience to the Group."

"Importantly, the Chief Executive Officer and Managing Director, Mrs. Gail Kelly, and Mr. Thame have an established working relationship."

John Thame, aged 62, has been a member of the St.George Board since 1997. He is Chairman of the Bank's Audit and Compliance and Due Diligence Committees and a member of the Risk Management Committee. His previous career spans 28 years with Advance Bank including Managing Director from 1986 to 1997.

He is currently a director of AWB Limited, Reckon Limited, Abacus Property Group and The Village Building Co Limited.

Terry Davis, aged 46, is currently the Chief Executive and Managing Director of Coca-Cola Amatil. He was appointed to this role in 2001.

Between 1997 and 2001 he was with the Foster's Brewing Group in various positions including Managing Director, Beringer Blass Wine Estates. Between 1987 and 1997 he was with the Cellarmaster Wine Club Group as Managing Director.

Richard England, aged 54, is a professional company director and chartered accountant. He has over 30 years experience in insolvency and management advisory work.

He is currently Chairman of Gropep Limited (1998), ITL Limited (2003), and Ruralco Holdings Limited (2002). He is also a director of Choiseul Investments Limited (2004) and Healthscope Limited (1996).

He is a former partner of Peat Marwick (1982 to 1988) and Ernst & Young (1988 to 1994). He was a consultant to Ernst & Young from 1994 until last year. He is presently a consultant to SimsPartners, a specialist insolvency and corporate advisory firm.

Mr. England is reviewing his workload to ensure that he can meet his commitment to St.George.

Ends...

Contact

Jeremy Griffith
Corporate Relations
02 9236 1328
0411 259 432

Current Directors

- Frank Conroy – Chairman (appointed to Board in 1995)
- Gail Kelly – Managing Director and Chief Executive Officer (2001)
- John Thame (1997)
- Leonard Bleasel (1993)
- Linda Nicholls (2002)
- John Curtis (1997)
- Paul Isherwood (1997)
- Graham Reaney (1996)

news

release

31 August 2004
RE060804

St.George Announces Crusade Global Trust No. 2 of 2004

St.George Bank today announces the start of a marketing campaign for a proposed global multi-currency mortgage backed securities issue under the Crusade securitisation programme.

Securities with an approximate equivalent value of AUD 2.0 billion in total will be issued, with separate senior tranches of approximately USD 500 million, Euro 400 million and AUD 500 million and subordinated tranches of approximately AUD 35.0 million in total. It is expected that the senior tranches will be rated AAA by Standard and Poor's and Aaa by Moody's Investors Service.

The issue is to be known as Crusade Global Trust No.2 of 2004. The USD securities will be registered with the US Securities and Exchange Commission and the Euro securities will not be registered with the US Securities & Exchange Commission but will be listed on the Irish Stock Exchange. The issue will be backed by Australian residential mortgage loans originated by St.George.

The USD and Euro tranches will have Credit Suisse First Boston and Barclays Bank PLC as Joint Lead Managers. The AUD tranches will have Credit Suisse First Boston, Barclays Bank PLC and St.George Bank as Joint Lead Managers.

Media Inquiries:
Greg Kenny
General Manager Treasury and Capital Markets
Ph. 61 (0) 2 9320 5507
Mob: 61 (0) 0411 439 640

news release

st.george

10 September 2004
RE010904

Crusade Global Trust No. 2 of 2004 Priced

St.George Bank Limited announced today the pricing in Sydney, London and New York of Crusade Global Trust No. 2 of 2004, an issue of Global mortgage-backed securities under its Crusade securitisation programme. The securities denominated in U.S. dollars will be registered by the Securities and Exchange Commission of the U.S. The Euro denominated securities will be listed on the Irish Stock Exchange. All securities will be backed by Australian residential mortgage loans originated by St.George.

In total, mortgage-backed securities with an A$ equivalent value of approximately A$2.20 billion will be issued. The US$600 million senior A1 tranche was priced at 3 Month LIBOR plus 13 basis points. The Euro 400 million senior A2 tranche was priced at 3 Month Euribor plus 14 basis points. The A$600 million senior A3 tranche was priced at 3 Month BBSW plus 24 basis points. Two subordinated tranches totalling A$38.5 million are also being issued. It is expected that the senior tranches will be rated AAA by Standard and Poor's and Aaa by Moody's Investor Service.

The US$ and Euro issues were joint Lead Managed by Credit Suisse First Boston and Barclays Capital. The A$ Senior tranche was joint Lead Managed by Credit Suisse First Boston, Barclays Capital and St.George Bank.

Media Inquiries:

Roger Desmarchelier
Head of Group Securitisation
Treasury and Capital Markets
Mobile: 61-412-497-348
Fax: 61-2-9320-5785

ENDS